EXHIBIT 99.58
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[GRAPHIC OMITTED]
[SPROULE ASSOCIATES LIMITED LOGO]



        Ref.: 2994.15278





                                                   January 31, 2005



        To the Securities Commissions in each of the Provinces of Canada


        RE: ADVANTAGE ENERGY INCOME FUND (THE "TRUST")

        Dear Sirs/Mesdames:

        We refer to the final short form prospectus of the Trust, dated January 31, 2005 (the "Prospectus"). Sproule Associates Limited has prepared independent engineering evaluations of (i) certain of the P&NG reserves of Advantage Energy Income Fund as at January 1, 2004, (ii) certain P&NG reserves and holdings of Anadarko Canada Corporation as at July 1, 2004 and (iii) certain P&NG reserves of Defiant Energy Corporation as at July 1, 2004 and August 1, 2004 (collectively, the "Reports").

        We consent (i) to the reference in the Prospectus and in the documents incorporated by reference therein to our firm as independent petroleum engineering consultants and (ii) to the use of our Reports in the Prospectus and in the documents incorporated by reference therein.

        Neither Sproule Associates Limited nor any of the professional evaluators who prepared the Reports have any direct or indirect interest, nor do they expect to receive any direct or indirect interest, in any securities of the Trust.









  900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax:
  (403) 294-5590 1675 Broadway. Suite 1130, Denver CO 80202 U.S.A.; Tel: (303)
   592-8770, Fax: (303) 592-8771 Toll Free: 1-877-777-6135 infoOsproule.com,
                                vvww.sproule.com








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                                                                EXHIBIT 99.58
                                                                -------------
SECURITIES COMMISSIONS OF CANADA        - 2 -                   JANUARY 31, 2005
--------------------------------------------------------------------------------
Sproule Associates Limited


We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our report or that is within our knowledge as a result of the preparation of our Reports.

                                                     Sincerely,

                                                     "SIGNED BY KEN H. CROWTHER"
                                                     ---------------------------
                                                     Ken H. Crowther, P.Eng.
                                                     President



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